UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

P.V. Nano Cell Ltd.
(Name of Issuer)
Ordinary Shares, Par value NIS 0.01 Per Share
(Title of Class of Securities)
M8179K109
(CUSIP Number)
Dr. Fernando de la Vega Chief Executive Officer and Chairman 8 Hamasger Street Migdal Ha’Emek, Israel 2310102 Tel: 972.4.654.6881 Fax: 972.4.654.6880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON GTRIMG Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,776,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,776,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,776,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.89%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on information provided by the Issuer to the Reporting Persons of 23,372,463 issued and outstanding shares of the Issuer, and all of the securities of the Issuer beneficially owned by the Reporting Persons and exercisable by the Reporting Persons within 60 days, as of October 14, 2018.

1	NAME OF REPORTING PERSON TRIMG Communication International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,776,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,776,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,776,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.89%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on information provided by the Issuer to the Reporting Persons of 23,372,463 issued and outstanding shares of the Issuer, and all of the securities of the Issuer beneficially owned by the Reporting Persons and exercisable by the Reporting Persons within 60 days, as of October 14, 2018.

* Each Reporting Person (other than GTRIMG Investments Ltd.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his, hers or its pecuniary interest therein.

1	NAME OF REPORTING PERSON GTRIMG Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,776,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,776,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,776,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.89%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on information provided by the Issuer to the Reporting Persons of 23,372,463 issued and outstanding shares of the Issuer, and all of the securities of the Issuer beneficially owned by the Reporting Persons and exercisable by the Reporting Persons within 60 days, as of October 14, 2018.

* Each Reporting Person (other than GTRIMG Investments Ltd.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his, hers or its pecuniary interest therein.

1	NAME OF REPORTING PERSON GTRIMG Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE PRINCIPALITY OF LIECHTENSTEIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,776,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,776,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,776,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.89%(1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on information provided by the Issuer to the Reporting Persons of 23,372,463 issued and outstanding shares of the Issuer, and all of the securities of the Issuer beneficially owned by the Reporting Persons and exercisable by the Reporting Persons within 60 days, as of October 14, 2018.

* Each Reporting Person (other than GTRIMG Investments Ltd.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his, hers or its pecuniary interest therein.

1	NAME OF REPORTING PERSON Establishment Elmana
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRINCIPALITY OF LIECHTENSTEIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,776,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,776,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,776,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.89%(1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on information provided by the Issuer to the Reporting Persons of 23,372,463 issued and outstanding shares of the Issuer, and all of the securities of the Issuer beneficially owned by the Reporting Persons and exercisable by the Reporting Persons within 60 days, as of October 14, 2018.

* Each Reporting Person (other than GTRIMG Investments Ltd.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his, hers or its pecuniary interest therein.

SCHEDULE 13D

This Statement on Schedule 13D (this "Statement") is being filed on behalf of the undersigned and relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share, of P.V. Nano Cell Ltd., a company organized under the laws of Israel (the "Issuer"). Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.
Title of Class of Equity Securities:	Ordinary shares, par value NIS 0.01 per Share (the "Shares") and warrants to purchase the Shares (the "Warrants", as defined below)

Name of Issuer:	P.V. Nano Cell Ltd.

Address of Issuer’s Principal Executive Offices:	8 Hamasger Street Migdal Ha'emek 2310102 Israel

Item 2.           Identity and Background

(a) and (f) This Schedule 13D is being jointly filed on behalf of the entities described and defined in this Section (a).

Upon the conversion of the Loan, the Additional Loan and/or the Warrants (as such terms are defiled below, to the extent applicable and in accordance with the terms set out below), the shareholder of the Issuer shall be GTRIMG Investments Ltd., a company incorporated under the laws of the State of Israel ("GTRIMG Investments"), which is wholly owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel ("TRIMG Communication"), which itself is wholly owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands ("GTRIMG Ltd.", and together with GTRIMG Investments and TRIMG Communication, the "GTRIMG Entities"), which itself is wholly owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein (the "Foundation"), the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender, and Gur Zeevi. The protector of the Foundation is Establishment Elmana, a legal entity  incorporated under the laws of the Principality of Liechtenstein (the "Protector"), which is authorized to, among other things, supervise the administration of the Foundation in the interest of the Foundation's beneficiaries and to control the orderly management with respect to the purpose of the Foundation.

The GTRIMG Entities, the Foundation and the Protector are collectively referred to as the "Reporting Persons").

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the "Joint Filing Agreement"), dated October 25, 2018, is attached hereto as Exhibit 4.

(b)   The principal business address for GTRIMG Investments and TRIMG Communication is 143 Sderot Ha'Tziunot, Haifa 3437301, Israel. The principal business address for GTRIMG Ltd. is Trident Chambers, Wickhams Cay, Road Town, British Virgin Islands. The principal business address for the Foundation is Herrengasse 21, FL-9490 Vaduz, Principality of Liechtenstein. The principal business address for the Protector is Fürst-Franz-Josef-Strasse 42, FL-9493 Mauren, Principality of Liechtenstein.

(c)   The principal business of GTRIMG Investments is that of making private equity and related investments and providing financial and management services. The principal business of TRIMG Communication and GTRIMG Ltd. is that of investment holding. The principal business of the Foundation is N/A. The principal business of the Protector is management of movable and immovable assets (including the supervision of trust companies).

(d) and (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were they a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the  reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons used their working capital for provision of the Loan.
Item 4.           Purpose of Transaction.

On October 10, 2018, GTRIMG Investments and Issuer entered into a Convertible Loan Agreement which closed on October 14, 2018 (the "CLA"). Per the CLA GTRIMG Investments provided the Issuer with a convertible loan in an amount of US $1,000,000 (the "Loan"), and was granted an option to lend the Issuer an additional amount of up to US $2,000,000 (the "Additional Loan"). Until the repayment of the Loan, GTRIMG Investments may at its sole discretion convert the Loan, in whole or in part, into ordinary shares. The conversion price for the Loan shall be calculated as the total shareholder's equity less any additional cash equity investments, both as recorded in the most recent audited financial statements of the Issuer prior to GTRIMG Investments' notice of conversion, divided by the total shareholder's equity recorded in the most recent audited financial statements prior to the closing of the CLA; provided however that the conversion price shall not be lower than US $0.17 (the "Conversion Price").

In addition, the Issuer granted GTRIMG Investments a warrant certificate (the "Warrant"), pursuant to which GTRIMG Investments has the right to purchase ordinary shares of the Issuer in an aggregate amount equal to not more than US $5,000,000, divided by the Conversion Price. Moreover, GTRIMG Investments was granted an additional warrant certificate, exercisable subject to the provision of the Additional Loan, to purchase shares at an aggregate exercise price of not more than US $5,000,000 at the Conversion Price (the "Additional Warrant", and together with the Warrant, the "Warrants").

It was further agreed that in the event of: (a) a failure of the Issuer to approve the amendment of the Articles of Association as further stated in the CLA  and/or (b) a failure of the Issuer to file a registration statement registering with the United States Securities and Exchange Commission (the "SEC") all securities which may be issued to the Reporting Persons upon conversion of the Loan, the Additional Loan, the Warrant and the Additional Warrant, and cause it to be declared effective on such dates detailed in the CLA, shall constitute an "Event of Default" that shall entitle the Reporting Persons to elect to either (i) have the Loan repaid within 14 days; or (ii) be entitled to a discount of 25% on the conversion price of the Loan, the Additional Loan, the Warrant and the Additional Warrant. In addition, in case the Issuer shall fail to file the registration statement referred to in section (b) above and cause it to be declared effective on such dates detailed in the CLA, as a result of which the Reporting Persons shall be unable to sell registrable securities without restriction under Rule 144 of the Securities Act of 1933, as amended, then, the Issuer shall pay to the Reporting Persons an amount in cash equal to two and a half percent of the aggregate amounts actually paid to the Issuer by the Reporting Persons under the Loan, the Additional Loan and the Warrants.

The Reporting Persons may acquire securities of the Issuer for investment purposes.

Should the Reporting Persons believe it to be in its interests, they may, from time to time, acquire additional Ordinary Shares, or sell all or any portion of the Ordinary Shares held, in open market or private transactions or otherwise, at prices and other terms acceptable to the purchasing or selling reporting persons, as applicable, subject to applicable law.

Item 5.
Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon the 23,372,463 ordinary shares of the Issuer issued and outstanding as of October 14, 2018, based on information provided by the Issuer to the Reporting Persons.

GTRIMG Investments is the direct beneficial owner of 76,776,710 ordinary shares of the Issuer, representing approximately 76.89% of the outstanding ordinary shares of the Issuer.

Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 76,776,710 ordinary shares of the Issuer (based upon (i) the 23,372,463 Shares issued and outstanding as of October 14, 2018 in accordance with information provided by the Issuer to the Reporting Persons, (ii) 17,647,058 Shares issuable to the Reporting Persons by the Issuer upon the conversion of the Loan and the Additional Loan,  (iii) 58,823,530 Shares underlying the Warrants, and (iv) 306,122 Shares issued and outstanding and beneficially owned by the Reporting Persons (which are part of the total Shares issued and outstanding detailed in Sub-section (i) above)). Each of the Reporting Persons (with the exception of GTRIMG Investments) disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the ordinary shares of the Issuer detailed herein, except for any pecuniary interest therein.

(b) Each of the Reporting Persons is deemed to share with GTRIMG Investments the power to vote or to direct the vote and to dispose or to direct the disposition of 76,776,710 Shares, representing 76.89% of the outstanding Shares of the Issuer.

(c) Except for the transactions described in Items 3 and 4 above, no other transactions in the ordinary shares of the Issuer were affected by the Reporting Persons or any persons during the sixty days before the date of this Schedule 13D.

(d) Except as set forth in this Item 5, no person other than each respective beneficial record owner referred to herein of the ordinary shares of the Issuer is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 4, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
1.	Form of Convertible Loan Agreement by and between the Issuer and GTRIMG Investments.

2.	Form of Warrant by and between the Issuer and GTRIMG Investments.
3.	Form of Warrant for Additional Loan by and between the Issuer and GTRIMG Investments.
4.	Joint Filing Agreement filed by and among the Reporting Persons, dated as of October 25, 2018.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2018

GTRIMG Investments Ltd.
/s/ Gad Zeevi
Name: Gad Zeevi Title: Chairman of the Board of Directors

TRIMG Communication International Ltd.
/s/ Gad Zeevi
Name: Gad Zeevi Title: Chairman of the Board of Directors

GTRIMG Ltd.
/s/ Gad Zeevi
Name: Gad Zeevi Title: Authorized Director

GTRIMG Foundation
/s/ I&R Administration AG
Name: I&R Administration AG, by Graf Francis Seilern-Aspbang Title: Member of the Foundation Council

GTRIMG Foundation
/s/ I&R Administration AG
Name: I&R Administration AG, by Janine Grunenfelder Title: Member of the Foundation Council

Establishment Elmana
/s/ Buehler Oswald
Name: Buehler Oswald Title: Authorized Director